EXHIBIT 99.1

Quarterly Report to Shareholders

TC Energy reports strong second quarter 2024 operating and financial results
Southeast Gateway pipeline project achieves over 98 per cent offshore pipeline installation
CALGARY, Alberta – August 1, 2024 – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) released its second quarter results today. François Poirier, TC Energy’s President and Chief Executive Officer commented, “During the first six months of 2024, we delivered 10 per cent year-over-year growth in comparable EBITDA1 and approximately 35 per cent growth in segmented earnings.” Poirier continued, “We continued to advance multiple strategic initiatives aimed at maximizing the long-term value of our assets and furthering our deleveraging efforts. We announced a historic equity ownership agreement that will enable Indigenous Communities to become owners in the NGTL and Foothills Systems, achieved a successful shareholder vote to spin off the Liquids Pipelines business and reached a five-year revenue requirement settlement on our NGTL System in Canada. Finally, our Southeast Gateway pipeline project in Mexico is making exceptional progress and we anticipate completing the offshore pipeline installation in the third quarter. This critical milestone means we are on-track to achieve commercial in-service by mid-2025. We remain steadfast in our execution against our clear set of 2024 strategic priorities."
Highlights
(All financial figures are unaudited and in Canadian dollars unless otherwise noted)
•Second quarter 2024 financial results:
◦Comparable earnings1 of $1.0 billion or $0.94 per common share compared to $1.0 billion or $0.96 per common share in 2023 and net income attributable to common shares of $1.0 billion or $0.93 per common share compared to $0.3 billion or $0.24 per common share in second quarter 2023
◦Comparable EBITDA of $2.7 billion compared to $2.5 billion in 2023 and segmented earnings of $2.0 billion compared to $1.0 billion in second quarter 2023
•Reaffirming 2024 outlook:
◦Comparable EBITDA is expected to be $11.2 to $11.5 billion2
◦Comparable earnings per common share is expected to be lower than 20232 due to the net impact of higher net income attributable to non-controlling interests, partially offset by increased comparable EBITDA and higher AFUDC related to increased capital expenditures on the Southeast Gateway pipeline project
◦Capital expenditures are anticipated to be at the low end of $8.0 to $8.5 billion on a net basis after considering non-controlling interests
•TC Energy shareholders voted to approve the spinoff of the Liquids Pipelines business at our 2024 Annual and Special Meeting of shareholders
•Reached unanimous support from customers for a five-year negotiated revenue requirement settlement for the NGTL System that aligns with maximizing the value of our assets
•Announced approximately $2.6 billion of asset divestitures relative to our $3 billion asset divestiture program
◦Announced Canada’s largest Indigenous equity ownership agreement that will enable Indigenous Communities to acquire a 5.34 per cent minority interest in NGTL and Foothills Systems for gross proceeds of $1.0 billion
◦Completed the strategic alliance agreement with the CFE who became a partner in TGNH with a 13.01 per cent equity interest in our TGNH assets for cash proceeds of US$340 million and non-cash consideration
•Completed a $7.15 billion refinancing by Coastal GasLink LP in June 2024 of its existing construction credit facility through a private bond offering of senior secured notes to Canadian and U.S. investors
•Declared a quarterly dividend of $0.96 per common share for the quarter ending September 30, 2024.
1 Comparable EBITDA, comparable earnings and comparable earnings per common share are non-GAAP measures used throughout this news release. These measures do not have any standardized meaning under GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. The most directly comparable GAAP measures are Segmented earnings, Net income attributable to common shares and Net income per common share, respectively. For more information on non-GAAP measures, refer to the Non-GAAP Measures section of this news release.
2 Prior to the potential impact of asset sales and the Liquids Pipelines business spinoff.

	three months ended June 30		six months ended June 30
(millions of $, except per share amounts)	2024	2023	2024	2023

Income
Net income (loss) attributable to common shares	963	250	2,166	1,563
per common share – basic	$0.93	$0.24	$2.09	$1.53

Segmented earnings (losses)
Canadian Natural Gas Pipelines	514	(394)	1,015	17
U.S. Natural Gas Pipelines	762	715	1,805	1,794
Mexico Natural Gas Pipelines	266	182	478	436
Liquids Pipelines	270	273	586	449
Power and Energy Solutions	220	255	472	507
Corporate	(26)	(36)	(84)	(38)
Total segmented earnings (losses)	2,006	995	4,272	3,165

Comparable EBITDA
Canadian Natural Gas Pipelines	846	780	1,692	1,520
U.S. Natural Gas Pipelines	1,003	925	2,309	2,192
Mexico Natural Gas Pipelines	286	193	500	365
Liquids Pipelines	328	363	735	680
Power and Energy Solutions	227	217	547	498
Corporate	4	(4)	1	(6)
Comparable EBITDA	2,694	2,474	5,784	5,249
Depreciation and amortization	(717)	(694)	(1,436)	(1,371)
Interest expense included in comparable earnings	(843)	(791)	(1,680)	(1,548)
Allowance for funds used during construction	184	148	341	279
Foreign exchange gains (losses), net included in comparable earnings	(51)	70	(8)	103
Interest income and other included in comparable earnings	69	52	146	94
Income tax (expense) recovery included in comparable earnings	(190)	(249)	(523)	(529)
Net (income) loss attributable to non-controlling interests included in comparable earnings	(141)	(6)	(312)	(17)
Preferred share dividends	(27)	(23)	(50)	(46)
Comparable earnings	978	981	2,262	2,214
Comparable earnings per common share	$0.94	$0.96	$2.18	$2.16

Cash flows
Net cash provided by operations	1,655	1,510	3,697	3,584
Comparable funds generated from operations[i]	1,826	1,754	4,262	3,820
Capital spendingii	1,591	2,991	3,488	6,024
Acquisitions, net of cash acquired	—	(164)	—	(302)

Dividends declared
per common share	$0.96	$0.93	$1.92	$1.86

Basic common shares outstanding (millions)
– weighted average for the period	1,037	1,027	1,037	1,024
– issued and outstanding at end of period	1,037	1,029	1,037	1,029
i    Comparable funds generated from operations is a non-GAAP measure used throughout this release. This measure does not have any standardized meaning under GAAP and therefore is unlikely to be comparable in similar measures presented by other companies. The most directly comparable GAAP measure is Net cash provided by operations. For more information on non-GAAP measures, refer to the Non-GAAP Measures section of this release.
ii    Capital spending reflects cash flows associated with our Capital expenditures, Capital projects in development and Contributions to equity investments. Refer to Note 4, Segmented information, of our Condensed consolidated financial statements for additional information.

CEO Message
During the first six months of 2024, our assets continued to safely and reliably meet the growing energy demands of North America. As a result, for the first six months of 2024, we have delivered approximately 10 per cent growth in comparable EBITDA and approximately 35 per cent growth in segmented earnings compared to the first six months of 2023. The outlook for our business has never been stronger, providing accretive investment opportunities across our natural gas and power and energy solutions assets. Natural gas demand continues to reach record highs and our business is strategically positioned to continue to grow through five meaningful drivers:
•Next wave LNG growth that will feed exports from Canada, the U.S. and Mexico by 2025
•Continued demand growth and reliability requirements for utilities across the continent
•The increasing demands on power generation to support wide scale electrification, coal-fired retirements, and emerging energy needs
•Ensuring supply access; connecting North America’s lowest cost basins to the largest demand markets
•Decarbonization, maintenance and modernization projects that support the safe and reliable delivery of record volumes.
By having a disciplined view on capital allocation and adhering to our net capital expenditure limit of $6 billion to $7 billion per year, we will purposefully select projects that are expected to maximize the spread between our risk-adjusted return and cost of capital, creating incremental value for our shareholders.
For the remainder of the year, we will seek to maximize the value of our assets through safety and operational excellence, maintain our focus on project execution, and continue our deleveraging efforts by progressing our asset divestiture program and streamlining our business through efficiency initiatives.
Operational highlights include:
•Total NGTL System receipts averaged 14.2 Bcf/d, up five per cent compared to second quarter 2023
◦NGTL System set an all-time record for total receipts on April 12, 2024 at 14.8 Bcf
•NGTL System set an all-time single day record for deliveries to power generators of more than 1.1 Bcf on July 18, 2024
•U.S. Natural Gas Pipelines (USNG) daily average flows were 26.2 Bcf/d, up three per cent compared to second quarter 2023
•USNG systems set second quarter average delivery records to power generators and LNG facilities of 2.8 Bcf/d and 3.3 Bcf/d, respectively
◦New all-time daily send out record to power plants of 5.2 Bcf on July 15, 2024
•Mexico Natural Gas Pipelines set an all-time delivery record of more than 4.0 Bcf on May 24, 2024
•The Keystone Pipeline System achieved 94 per cent operational reliability in the second quarter 2024
•Bruce Power achieved 78 per cent availability in second quarter 2024, taking into account planned outages on Units 5 to 8; average availability outlook for 2024 remains in the low-90 per cent range now that all planned maintenance is complete for 2024
•Cogeneration power plant fleet achieved 95.7 per cent availability in second quarter 2024.
We continue to execute projects on-time and on-budget. During the second quarter, we made significant progress on our Southeast Gateway pipeline project having achieved critical milestones and remain on track to reach commercial in-service by mid-2025. Offshore pipeline installation has now reached over 98 per cent, with completion of the deepwater section and approximately three kilometres of shallow water installation remaining. We anticipate the shallow water pipeline installation to be complete in third quarter 2024. We have also finished all three landfall sites, with construction of onshore facilities and final pipeline and tie-in activities progressing well. The Bruce Power Unit 3 Major Component Replacement (MCR) program continues to advance on plan for both cost and schedule and the Unit 4 MCR is expected to begin in early-2025. We expect to place approximately $7 billion of projects into service in 2024 and $9 billion in 2025. Year-to-date, $1.2 billion of natural gas capacity projects have been placed in service, including our Gillis Access project and projects on the NGTL System. The remaining projects expected to be placed into service this year is largely comprised of Coastal GasLink.

Coastal GasLink (CGL) achieved mechanical completion in November 2023 and continues to progress post-construction reclamation activities. Commercial in-service is expected to follow the completion of plant commissioning activities at the LNG Canada facility and upon receiving notice from LNG Canada. In June 2024, Coastal GasLink LP completed the largest private bond offering in Canadian history, a $7.15 billion refinancing of its existing construction credit facility through a private offering of senior secured notes, representing significant demand for Canadian energy infrastructure. Additionally, following a positive FID announcement by Cedar LNG joint venture partners, Haisla Nation and Pembina Pipeline Corporation, Coastal GasLink LP sanctioned the Cedar Link project, a $1.2 billion expansion of the CGL pipeline which is expected to enable the delivery of up to 0.4 Bcf/d of natural gas to Cedar LNG. Funding for the Cedar Link project will be provided through project-level credit facilities of up to $1.5 billion, and equity to be provided by Coastal GasLink LP partners, including us. We estimate our share of equity contributions to fund the project will be approximately $50 million.
We reached unanimous support from customers for a five-year negotiated revenue requirement settlement on the NGTL System commencing on January 1, 2025. The settlement maintains a return on equity of 10.1 per cent on 40 per cent deemed common equity and is expected to result in approximately $150 million to $200 million per year increase in comparable EBITDA through increased depreciation rates and incentive mechanisms. The settlement also enables an investment framework that supports allocating $3.27 billion of capital towards progression of a new multi-year growth plan. It is comprised of multiple projects that are subject to final company and regulatory approvals, with targeted in-service dates between 2027 and 2030. The completion of the multi-year growth plan will enable approximately 1.0 Bcf/d of incremental system throughput. We thank our customers for this collaborative process finding alignment to address evolving needs of both the industry and our business.
During the second quarter 2024, we progressed toward our $3 billion asset divestiture target and completed our strategic alliance agreement with the CFE, who became a partner in TGNH with a 13.01 per cent interest for cash proceeds of US$340 million and non-cash consideration. On July 30 2024, we announced Canada’s largest Indigenous equity ownership agreement that will enable Indigenous Communities to collectively acquire a 5.34 per cent minority equity interest in the NGTL System and the Foothills Pipeline assets (together, Partnership Assets) for gross proceeds of $1.0 billion. This historic agreement is made possible by an equity loan guarantee provided by the Alberta Indigenous Opportunities Corporation in support of a newly formed Indigenous-owned investment partnership. Once finalized, the Communities will enter into definitive agreements as co-investors in the Partnership Assets. Investment in energy assets delivers access to long-term revenue sources, creating meaningful change for Indigenous Communities across Canada.
With these announcements, we are tracking to approximately $2.6 billion of asset sales that represents the majority of our $3 billion target prior to the end of the year. In combination with our asset divestiture plan, strong results in the first half of 2024, capital expenditures trending to the low end of our 2024 outlook and continued progress on our business efficiency initiatives, we are making significant progress towards our year end debt-to-EBITDA3 target of 4.75 times, which represents the upper limit we will manage to going forward. Further, we remain committed to staying within our $6 billion to $7 billion annual net capital expenditure limit, with a bias to the lower end, in 2025 and beyond.
In June 2024, we received approval from our shareholders to spin off the Liquids Pipelines business (the spinoff Transaction), South Bow Corporation (South Bow). We believe spinning off South Bow will allow both companies to maximize the long-term value of their respective assets. We anticipate that the effective separation date will occur in early fourth quarter 2024. As two separate entities, each company will have the ability to focus on their distinct strategies and opportunity sets – delivering essential energy that the world relies on.
3 Debt-to-EBITDA is a non-GAAP ratio. Adjusted debt and adjusted comparable EBITDA are non-GAAP measures used to calculate debt-to-EBITDA. See the Forward-looking information, Non-GAAP measures and Reconciliation sections for more information.

We released our 2024 Report on Sustainability that details the company's overall sustainability performance and progress on our commitments. We reaffirm our role as part of a collective effort to advance a lower-emissions energy system that is affordable, reliable and secure, while working closely with our neighbours, customers, Indigenous peoples, and governments to build relationships and create mutually beneficial opportunities. Key highlights include:
•Reduced absolute methane emissions by 15 per cent between 2019 and 2023
•Invested $1.8 billion in 2023 with Indigenous and Native American suppliers in Canada and U.S., and launched a Canadian Indigenous Equity Framework
•Introduced a new target to increase the representation of women at the company by two per cent annually over the next three years.
Following the spinoff Transaction, TC Energy will continue to play a pivotal role in North America's energy future – and increasingly provide global energy solutions through our highly integrated natural gas delivery network. The demand for energy in North America and globally has never been greater, and we believe we are positioned to meet this demand while balancing energy security, affordability and sustainability through our critical infrastructure. We remain selective and strategic in allocating capital in order to maximize risk-adjusted shareholder returns and deliver long-term shareholder value.
Teleconference and Webcast
We will hold a teleconference and webcast on Thursday, August 1, 2024 at 6:30 a.m. (MDT) / 8:30 a.m. (EDT) to discuss our second quarter 2024 financial results and Company developments. Presenters will include François Poirier, President and Chief Executive Officer; Sean O'Donnell, Executive Vice-President and Chief Financial Officer; and other members of the executive leadership team.
Members of the investment community and other interested parties are invited to participate by calling 1-844-763-8274 (Canada/U.S.) or 1-647-484-8814 (International). No passcode is required. Please dial in 15 minutes prior to the start of the call. Alternatively, participants may pre-register for the call here. Upon registering, you will receive a calendar booking by email with dial in details and a unique PIN. This process will bypass the operator and avoid the queue. Registration will remain open until the end of the conference call.
A live webcast of the teleconference will be available on TC Energy's website at www.TCEnergy.com/events or via the following URL: https://www.gowebcasting.com/13394. The webcast will be available for replay following the meeting.
A replay of the teleconference will be available two hours after the conclusion of the call until midnight EDT on August 8, 2024. Please call 1-855-669-9658 (Canada/U.S.) or 1-412-317-0088 (International) and enter passcode 6645236#.
The unaudited interim Condensed consolidated financial statements and Management’s Discussion and Analysis (MD&A) are available on our website at www.TCEnergy.com and will be filed today under TC Energy's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.
About TC Energy
We’re a team of 7,000+ energy problem solvers working to move, generate and store the energy North America relies on. Today, we’re delivering solutions to the world’s toughest energy challenges – from innovating to deliver the natural gas that feeds LNG to global markets, to working to reduce emissions from our assets, to partnering with our neighbours, customers and governments to build the energy system of the future. It’s all part of how we continue to deliver sustainable returns for our investors and create value for communities.
TC Energy's common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at www.TCEnergy.com.

Forward-Looking Information
This release contains certain information that is forward-looking and is subject to important risks and uncertainties and is based on certain key assumptions. Forward-looking statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate" or other similar words. Forward-looking statements in this document may include, but are not limited to, statements on the progress of Coastal GasLink and Southeast Gateway, including mechanical completion, offshore installations and in-service dates, expected comparable EBITDA and comparable earnings per common share and targeted debt-to-EBITDA leverage metrics for 2024, and the sources thereof, expectations with respect to the Cedar Link project, including the financing thereof, expectations with respect to Bruce Power, expectations with respect to our strategic priorities, including our multi-year growth plan for the NGTL System, and the execution thereof, our sustainability commitments, expectations with respect to our asset divestiture program, our expected net capital expenditures and dividend outlook and the spinoff Transaction, including timing and expectations with respect to TC Energy and South Bow following the completion of the spinoff Transaction. Our forward-looking information is subject to important risks and uncertainties and is based on certain key assumptions. Forward-looking statements and future-oriented financial information in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and the 2023 Annual Report filed under TC Energy's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov and the "Forward-looking information" section of our Report on Sustainability and our GHG Emissions Reduction Plan which are available on our website at www.TCEnergy.com.
Non-GAAP Measures
This release contains references to the following non-GAAP measures: comparable EBITDA, comparable earnings, comparable earnings per common share, comparable funds generated from operations and net capital expenditures. It also contains references to debt-to-EBITDA, a non-GAAP ratio, which is calculated using adjusted debt and adjusted comparable EBITDA, each of which are non-GAAP measures. These non-GAAP measures do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities. These non-GAAP measures are calculated by adjusting certain GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period. These comparable measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable except as otherwise described in the Condensed consolidated financial statements and MD&A. Refer to: (i) each business segment for a reconciliation of comparable EBITDA to segmented earnings (losses); (ii) Consolidated results section for reconciliations of comparable earnings and comparable earnings per common share to Net income attributable to common shares and Net income per common share, respectively; and (iii) Financial condition section for a reconciliation of comparable funds generated from operations to Net cash provided by operations. Refer to the Non-GAAP Measures section of the MD&A in our most recent quarterly report for more information about the non-GAAP measures we use. The MD&A is included with, and forms part of, this release. The MD&A can be found on SEDAR+ at www.sedarplus.ca under TC Energy's profile.

With respect to non-GAAP measures used in the calculation of debt-to-EBITDA, adjusted debt is defined as the sum of Reported total debt, including Notes payable, Long-term debt, Current portion of long-term debt and Junior subordinated notes, as reported on our Consolidated balance sheet as well as Operating lease liabilities recognized on our Consolidated balance sheet and 50 per cent of Preferred shares as reported on our Consolidated balance sheet due to the debt-like nature of their contractual and financial obligations, less Cash and cash equivalents as reported on our Consolidated balance sheet and 50 per cent of Junior subordinated notes as reported on our Consolidated balance sheet due to the equity-like nature of their contractual and financial obligations. Adjusted comparable EBITDA is calculated as comparable EBITDA excluding operating lease costs recorded in Plant operating costs and other in our Consolidated statement of income and adjusted for Distributions received in excess of (income) loss from equity investments as reported in our Consolidated statement of cash flows which we believe is more reflective of the cash flows available to TC Energy to service our debt and other long-term commitments. We believe that debt-to-EBITDA provides investors with useful information as it reflects our ability to service our debt and other long-term commitments. See the Reconciliation section for reconciliations of adjusted debt and adjusted comparable EBITDA for the years ended December 31, 2022 and 2023.
Reconciliation
The following is a reconciliation of adjusted debt and adjusted comparable EBITDAi.

	year ended December 31
(millions of Canadian $)	2023	2022

Reported total debt	63,201	58,300
Management adjustments:
Debt treatment of preferred sharesii	1,250	1,250
Equity treatment of junior subordinated notesiii	(5,144)	(5,248)
Cash and cash equivalents	(3,678)	(620)
Operating lease liabilities	459	433
Adjusted debt	56,088	54,115

Comparable EBITDAiv	10,988	9,901
Operating lease cost	118	106
Distributions received in excess of (income) loss from equity investments	(123)	(29)
Adjusted Comparable EBITDA	10,983	9,978

Adjusted Debt/Adjusted Comparable EBITDA[i]	5.1	5.4
i    Adjusted debt and adjusted comparable EBITDA are non-GAAP measures. The calculations are based on management methodology. Individual rating agency calculations will differ.
ii    50 per cent debt treatment on $2.5 billion of preferred shares as of December 31, 2023.
iii    50 per cent equity treatment on $10.3 billion of junior subordinated notes as of December 31, 2023. U.S. dollar-denominated notes translated at         December 31, 2023, U.S./Canada foreign exchange rate of 1.32.
iv    Comparable EBITDA is a non-GAAP financial measure. See the Forward-looking information and Non-GAAP measures sections for more information.

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